ANNUAL INFORMATION FORM

Fiscal Year Ended May 31, 2007

November 19, 2007

1.

TABLE OF CONTENTS

1.

TABLE OF CONTENTS

2.

CORPORATE STRUCTURE

2.1

Name, Address and Incorporation

2.2

Intercorporate Relationships

3.

DESCRIPTION OF THE BUSINESS

3.1

General

3.2

Resource Biomass

3.2.1

Krill

5

3.2.2

The Virtues of Krill

5

3.2.3

Availability of Krill

6

3.3

Three Year History

3.3.1

Fiscal Year Ended May 31st, 2005

6

3.3.2

Fiscal Year Ended May 31st, 2006

7

3.3.3

Fiscal Year Ended May 31st, 2007

7

3.3.4

Current Fiscal Year, To End May 31st, 2008

8

3.4

Products

3.4.1

OPA3 tm: Optimal for Life

8

3.4.2

NKO® - Neptune Krill Oil®

9

3.4.3

NKATM - Neptune Krill Aquatein

9

3.5

Clinical Studies

3.5.1

Skin Cancer

9

3.5.2

Premenstrual Syndrome

9

3.5.3

Hyperlipidemia

9

3.5.4

Chronic Inflammation and Osteoarthritis

10

3.5.5

Attention Deficit Hyperactivity Disorder (ADHD)

10

3.6

Stage of Development of Neptune’s Portfolio Products OPA3 tm

3.6.1

Research and Product Development Programs

10

3.6.2

Internal Research, Subcontracted Research of Alliance Research

10

3.7

Strategic Business Development

3.8

Production

3.8.1

Neptune Krill Extraction Process

11

3.8.2

Plant

12

3.9

Intangible Assets

3.9.1

Exclusive License/Option

12

3.9.2

IP Protection

13

3.9.3

Economic Dependence/Litigation

13

3.10

Employees

3.10.1

Number

14

3.10.2

Skill Knowledge

14

3.11

Sales/Distribution

3.12

Competition

3.13

Competitive Advantages

3.14

Markets

3.14.1

Nutraceutical

16

3.14.2

Pharmaceutical

18

4.

RISK FACTORS

19

4.1

Risks related to Neptune’s business

19

4.2

Risks related to Neptune’s Industry

21

5.

DIVIDENDS

22

6.

DESCRIPTION OF CAPITAL STRUCTURE

22

6.1

Common Shares

23

6.2

Preferred Shares

23

7.

MARKET FOR SECURITIES

24

8.

DIRECTORS AND OFFICERS

25

9.

PROMOTER/FOUNDERS

26

10.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

26

11.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

26

12.

TRANSFER AGENTS AND REGISTRARS

26

13.

MATERIAL CONTRACTS

26

14.

INTEREST OF EXPERTS

26

15.

ADDITIONAL INFORMATION

27

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Neptune” or the “Company”, mean or refer to Neptune Technologies & Bioressources Inc. and, unless the context otherwise requires, its subsidiaries.

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the biotechnology industry, changes in the regulatory environment in the jurisdictions in which we do business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of date and analyses has been completed, as well as other risks disclosed in our public filings. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we are under no obligation and disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise.

Unless otherwise noted, in this annual information form, all information is presented as at May 31, 2007.

2.

CORPORATE STRUCTURE

2.1

NAME, ADDRESS AND INCORPORATION

Neptune Technologies & Bioressources Inc. was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec). On May 30, 2000, the articles of the Company were amended in order to proceed with the restructuring of the Company’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Company’s articles were also amended on May 31, 2000, to create Series A Preferred Shares. On August 29, 2000, the Company converted all its issued and outstanding Class A Shares into Class B Subordinate Shares. On September 25, 2000, the Company further amended its share capital to eliminate its Class A Shares and convert its Class B Subordinate Shares into Common Shares. On May 11, 2001, the Company amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune’s head office and registered office is located at 2740 Pierre-Péladeau Ave., Suite 200, Laval, Québec, H7T 3B3. The Company’s website address is www.neptunebiotech.com.

2.2

INTERCORPORATE RELATIONSHIPS

Neptune has two wholly-owned subsidiaries, 9113-0310 Québec Inc. and Neptune Technologies & Bioressources USA Inc. (“Neptune USA”).

9113-0310 Québec Inc. was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Quebec). 9113-0310 Québec Inc. does not carry on business at this time.

Neptune USA was incorporated on June 1st, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

3.

DESCRIPTION OF THE BUSINESS

3.1

GENERAL

Neptune is a biotechnology company that researches and develops novel extraction technologies, potent biological therapeutics agents and intellectual property for highly prevalent chronic conditions still lacking safe and definitive treatment solutions. The main focus of the Company is:

•

To identify marine biomass that is pure of toxins, abundant and underexploited.

•

To research and develop novel technology for the extraction and stabilization of potent marine biological therapeutic agents.

•

To research and develop the safety and therapeutic efficacy of compounds for highly prevalent atherosclerotic conditions like cardiovascular diseases as well as for neurodegenerative and inflammation related conditions.

Neptune, in the decade of 1990, initially identified “krill” as its first marine biomass resource to develop and exploit mainly because of its abundance, the nature of its components and its specific expected potent human health benefits.

Since inception, Neptune has developed an extraction process (1998), has built a production plant (2002) and has produced and commercialized Neptune Krill Oil® (NKO®) and Neptune Krill Aquatein (NKA™) (since 2003), within the OPA3 TM brand portfolio while continually pursuing basic and clinical research efforts and intellectual property protection since 2000.

3.2

RESOURCE BIOMASS

3.2.1

Krill

Krill is a generic term of Norwegian origin designating the set of 85 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.1

Krill looks like a miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.2 The largest Antarctic krill can grow up to 6 cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.3

3.2.2

The Virtues of Krill

In the opinion of the Company, the virtues of krill are being increasingly recognized by the world scientific community.4

Because the krill used by the Company feeds on phytoplankton, namely diatoms, its lipid content is a major source of polyunsaturated fatty acids, mainly docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA), the two major types of marine Omega-3 fatty acids. Krill also contains proteins offering the complete range of amino acids and strong enzymes. In addition, it contains powerful antioxidants (liposoluble A and E vitamins and provitamins, beta-carotene, trans-retinol and astaxanthin as well as a unique flavonoid of animal source). Krill contains phospholipids, amino acids and minerals providing numerous benefits in terms of the absorption and digestion of nutrients with proven benefits for human and animal health.5

The organic components that can be obtained from krill are part of the categories of substances actively sought after by the nutraceutical, cosmetics and pharmaceutical industries.6

A major advantage lies in the fact that EPA and DHA contained in Neptune Krill Oil® are carried on phospholipids and associated with potent antioxidants (vitamins A and E, beta-carotene, trans-retinols, astaxanthin and a flavonoid) making them highly bioavailable and resistant to oxidation. The absence of oxidation results from the high natural content of powerful antioxidants in krill oil, namely.

Due to its high stability even at significantly higher temperatures than other marine oils, Neptune phospholipid extracts are suitable for integration in various pharmaceutical carriers like hard and gelatin capsules, transdermal patches, and food carriers like fruit beverages, dairy products including yogurt, milk, and spreads, dry matrixes such as fruit nuggets, cereal and nutritional bars.

3.2.3

Availability of Krill

There are two primary ocean regions where krill is fished: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be around 500,000,000 metric tonnes (mt).7 From these two oceans, a total of some 210-260,000 mt of both krill species is harvested annually on average.8 Of that total from 1992 until just recently, 150-200,000 mt originate from the Southern Ocean9 and 60,000 mt from the Pacific.10 The catches represent less than 0.1% of the existing resource. The main countries that fish for krill were Japan, South Korea and Ukraine. The above data support the following facts: the resource is abundant, accessible and there is a potential for long-term exploitation11. The average market price for whole frozen krill ranges around $1,000/mt.

3.3

THREE YEAR HISTORY

3.3.1

Fiscal Year Ended May 31st, 2005

During the 2005 fiscal year, Neptune was dedicated to the sales and marketing of its products in North America and Asia. Concurrently, Neptune also deployed business development initiatives in the European market. To accomplish this, the Company participated in numerous tradeshows in order to promote its products and strategic meetings aiming to maintain its level of excellence, which was now established and had developed since its foundation. True to its mission, the Company maintained its analytical and clinical research initiatives with the primary objectives to demonstrate the safety and benefits of NKO® on human health.

The Company completed a private placement for gross proceeds of $655,184. In connection with this offering, 3,275,922 units were issued at a price of $0.20 per unit.  Each unit was comprised of one common share and one stock purchase warrant, such warrant allowing its holder to acquire one additional common share at a price of $0.25 for a 24-month period.

During the second quarter of the 2005 fiscal year, the Company re-priced to $0.25 per share, the exercise price of all stock options granted by the Company prior to October 5, 2004, in order to reward the efforts of all its employees and officers for their accomplishments, and also to motivate them in achieving the objectives fixed by the Company for the current and future exercises.

During the fourth quarter, the Company re-negotiated successfully the terms of one debenture in order to postpone the due date to March 31, 2008. The Company also started to prepare its application for Good Manufacturing Practises (GMP) accreditation in compliance with the Health Canada, Natural Health Product Directorate (NHPD) regulations.

3.3.2

Fiscal Year Ended May 31st, 2006

Neptune’s 2006 fiscal year was devoted to the commercialization of its products in North America and Asia. Neptune also deployed development initiatives within European and Australian markets. This was accomplished through the Company’s participation in various tradeshows in order to promote its products and maintain its level of excellence, which was now established and had enhanced since the Company’s inception. During the 2006 fiscal year, Neptune also launched a new commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional food and medical food markets, as well as in the pharmaceutical market.

The Company sustained its clinical research initiatives and obtained positive results, demonstrating the health benefits of NKO® on various human conditions, such as those relating to premenstrual syndrome, high cholesterol and chronic inflammatory conditions. During its fiscal year 2006, Neptune also presented subanalysis data that demonstrated the benefits of combining NKO® and statin in the management of hyperlipidemia. Interim scientific results from a clinical study also demonstrated the highly positive effects of NKO® on adults suffering from attention deficit hyperactivity disorder.

During the third quarter of fiscal year 2006, the Company redeemed and settled the Investment Desjardins and Innovatech debentures, which represented a total book value of $5.5M. This transaction enabled the Company to improve its financial structure and generate a $1.4M gain from the settlement of debentures. During the third quarter, the Company also received its GMP Certification from Health Canada for its Sherbrooke production plant.

3.3.3

Fiscal Year Ended May 31st, 2007

Throughout the 2006-2007 fiscal year, Neptune pursued enhancement of ongoing productivity at the Sherbrooke production plant in order to improve its innovative technological process (Neptune OceanExtract™). These improvements, along with other contributing factors, enabled the Company to increase its overall gross profit margin. Throughout the fiscal year, Neptune continued to pursue its penetration into the nutraceutical markets within the dietary supplements segment. This enabled the Company to maintain the support of its existing clients, while prospecting for potential new distributors.

On the financial front, the Company concluded two equity financing initiatives: the first, in the amount of $4,500,000, was completed through the issue of 1,500,000 common shares from treasury at $3.00 each; and the second, in the amount of $480,126, as a result of the exercise of stock options and special warrants.

The Company, upon acquisition of the Sherbrooke production plant in October 2006, also concluded long-term financing totaling $1,254,750 in the form of two loans, the first with Desjardins, in the amount of $855,000 (15 years at 7.7%), and the second with the seller of the plant in the amount of $399,750 (5 years at 10.25%). In addition, the Company began repayment of its long-term debt during the fiscal year.

During the fiscal year, Neptune continued to make systematic investments towards the protection and consolidation of its intellectual property, including patents and trademarks. The Company also received confirmation that its intellectual property, relating to marine phospholipids and their use as or within medicines and/or cosmetics, would be protected in Europe. The protection of such intellectual property provides the Company with a significant strategic advantage over other industry players looking to mimic Neptune and its achievements trying to penetrate the krill oil market.

During the fiscal year, the Company also pursued initiatives to expand its regulatory license portfolio required to penetrate the worldwide dietary supplement and food markets. These included an application in order to receive “Generally Recognized As Safe (GRAS)” status from the FDA (US Food and Drug Administration), “Alternative Medicine” status from the TGA (Therapeutic Goods Administration) in Australia and “Novel Food” by the EFSA (European Food Safety Association) in Europe.

During the fiscal year, Neptune modified its communications plan and updated its corporate image. The Company worked to expand its product portfolio assembled under the OPA3 TM brand name with Neptune Krill Oil® becoming its first product. The new brand name, OPA3 TM, was launched in May 2007 at the International Trade Show/Conference (Vitafood) taking place annually in Geneva. OPA3 TM emphasizes Neptune’s intention to position itself in the market as the pioneer of the use of marine phospholipids with omega-3 and antioxidants as a unique clinically proven therapeutic ingredients.

3.3.4

Current Fiscal Year, To End May 31st, 2008

Transition from Dietary Supplements to Functional Foods

In line with Neptune’s strategic development plan further investments are made aimed to the successful penetration of the functional foods market. A new division was created and a new Vice-President was hired with significant expertise and recognition in the functional food industry. In collaboration, the new Vice- President of Business Development Functional Food, now Vice-President, Nutraceutical and the Vice-President of Research and Business Development, now Chief Scientific Officer, concluded two strategic alliances with giants in the food industry (YOPLAIT and NESTLÉ International) prior to the year-end. They have also initiated discussions with other global leaders in the food industry covering the entire range of potential applications of NKO® under the OPA3 TM brand.

This transition of commercialization efforts from solely dietary supplements to the complete nutraceutical spectrum, including both dietary supplements and functional food, coincides with the processes initiated during the course of the previous fiscal year and maintained during the current one. These initiatives are aimed at positioning Neptune Krill Oil®, in its original version, as a portfolio product for multinational consumer health and/or pharmaceutical companies, already operating within the natural supplements market, while preparing a more potent product in the OPA3 TM pipeline as a potential prescription drug. The latter aims to address an initial health application for which NKO® has been clinically proven to be significantly effective. In order to ensure the successful completion of this strategic phase of the Company’s development, a transition period is required which will lead to a few operational changes.

3.4

PRODUCTS

3.4.1

OPA3 ™ : Optimal for Life

In 2007, Neptune launched its new OPA3 ™ brand and established it as the Trademark for the company’s growing family of products. This new brand, represented by a compound formed by 3 essential elements linked between themselves and derived from a natural marine source (Omega-3s, Phospholipids and Antioxidants), effectively illustrates Neptune’s product portfolio strategy and positioning of its initial product - NKO®. This unique combination, enriched by a unique novel flavonoid, allows long-term stability while it delivers increased bioavailability within the cell ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets.

3.4.2

NKO® - Neptune Krill Oil®

A marine oil extracted from Antartic Krill (Euphasia superba) that provides a unique blend of nutritional elements; the first product in the OPA3 TM family to be developed and commercialized. Its elevated content in phospholipids rich in Omega-3 and Omega-9 and antioxidants such as astaxanthin, vitamin A and vitamin E and flavonoid, offer a proprietary safe and effective product free of preservatives with exceptional health benefits and superior stability.

3.4.3

NKATM - Neptune Krill Aquatein

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

3.5

CLINICAL STUDIES

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. The results obtained during pre-clinical and clinical studies conducted by University researchers and healthcare professionals prove, with high degree of certainty, that NKO® provides beneficial effects on the following conditions:

3.5.1

Skin Cancer

The results of a pre-clinical animal study on the effects of NKO® on the prevention of skin cancer caused by UV radiation indicate that NKO® can prevent skin damage caused by chronic exposure to UV radiation.

3.5.2

Premenstrual Syndrome

The results of a double blind clinical study on the effects of NKO® on the management of premenstrual syndrome (PMS) published in May 2003 in a medical journal - the Alternative Medicine Review - demonstrate with high degree of certainty, that NKO® can significantly reduce both the physical and emotional symptoms associated with PMS (premenstrual syndrome), and that it is significantly more effective than fish oil (Omega-3 18:12) in the management of physical and emotional dysmenorrheal symptoms.

3.5.3

Hyperlipidemia

The results of a double blind clinical study on the effects of NKO® on hyperlipidemia (high cholesterol) demonstrate with high degree of certainty that:

•

NKO® is safe and effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels without adverse effects. These effects were evaluated on patients who are resistant to statins, who failed to attain their target LDL levels after at least six months of low dose statin treatment.

•

NKO® (1 - 1.5 g/day) was shown to be safe and significantly more effective than fish oil in the management of hyperlipidemia. In the same study, NKO® was shown to achieve a significantly greater reduction of LDL levels and increase of HDL levels as compared to fish oil (3g/day). These results were generated among statin-resistant patients, who failed to attain the target LDL levels after at least six months of low dose statin treatment.

Cardiovascular Risk Modification Analysis

•

The results of an independent risk modification analysis of the hyperlipemia study data based on the Framingham model have shown that patients treated with NKO® can achieve a significantly reduced risk for cardiovascular events and significantly higher chance to prevent cardiovascular events over a 10-year period when compared to those treated with Fish Oil or for the statin resistant patients treated with low dose statin.

Health Economics Analysis

•

An independent health economics analysis of the hyperlipemia data showed that NKO® monotherapy as well as NKO® co-administered with a low dose statin was significantly more cost-effective than all other interventions studied for all types of cardiovascular events aggregated.

•

From a cost-benefit perspective, NKO® was shown to be the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (CABG); NKO® has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.

•

With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO® remained the least expensive alternative for these rare events.

3.5.4

Chronic Inflammation and Osteoarthritis

A Phase II clinical study on the effects of NKO® on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal - Journal of the American College of Nutrition - demonstrated that NKO® within a short treatment period can significantly reduce the C-reactive protein and osteoarthritic symptoms in patients diagnosed with a chronic inflammatory disease.

3.5.5

Attention Deficit Hyperactivity Disorder (ADHD)

The clinical results obtained during an open label pilot study demonstrated that NKO® may significantly improve cognitive function (among others concentration, planning skills and focus) of adults suffering from ADHD. The recorded observations were indicative of the neurological advantages of using Neptune Krill Oil® over a controlled period of time. These results corroborate the short-term direction of the Company in terms of its clinical research initiatives.

3.6

STAGE OF DEVELOPMENT OF NEPTUNE’S PORTFOLIO PRODUCTS OPA3 TM

3.6.1

Research and Product Development Programs

•

NPK-6065 is a new generation cardiovascular product in the Neptune pipeline in preparation for investigational new drug application aimed for the development of a prescription drug that safely and effectively increases HDL.

•

NPK-7075 is a new product in the Neptune pipeline in the process of research and development in preparation for investigational new drug application for the development of a prescription drug for the safe and effective management of chronic and highly prevalent disease.

•

NPK-D is in the process of research and development for the management of the organoleptic properties (odor and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products.

3.6.2

Internal Research, Subcontracted Research or Alliance Research

Neptune Funded Internal Research:

•

NPK-6065 and NPK-7075 product  development, stability testing, pre-clinical and clinical research

•

NPK-D organoleptic management of NKO® for implementation of NKO® in daily functional food and specialized medical food

Neptune Funded Subcontracted Research:

•

NKO® (NPK-40) bioavailability testing

•

NPK-6065 safety testing

•

NPK-7075 bioavailability, bioequivalence and safety testing

•

NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food

Alliance Funded Research:

•

Research on indications not disclosed proving compliance with the European Food Safety Associations medical Health Claim criteria and regulations

•

NPK-6075 efficacy testing in preparation for IND submission approval and NDA

3.7

STRATEGIC BUSINESS DEVELOPMENT

It is part of the Company’s strategy to form alliances in order to penetrate the nutraceutical market and particularly the functional food segment. Nestlé and Yoplait partnerships, signed in 2007 with the Company, illustrate the Company’s commitment to this regard. In the pharmaceutical sector, it is also part of the Company’s strategy to join with future strategic partners in order to reach commercial stages for products in development and/or under clinical research. Hence the additional steps to reach commercial production and estimates of costs and timing for products in development and/or under clinical research depend on the terms of the agreements the company will sign.

The objectives/milestones for the completion of the Company’s cardiovascular program are:

•

Partnership strategic alliance for the licensing of the rights of NKO®(NPK-40) in the worldwide mass market of dietary supplements / OTC drugs

•

Partnership/strategic alliance for the licensing of the rights of NPK-6065 for the completion of clinical evaluation under IND for approval as a prescription drug indicated for dyslipidemia

•

Presentations at International Scientific Conferences

•

Publications in high ranking peer reviewed medical journals

The objectives/milestones for the realization for the Company’s cognitive program are:

•

Partnership/strategic alliance for the licensing of the rights of NPK-7075 for the completion of clinical evaluation under IND for approval as a prescription drug

•

Presentations at International Scientific Conferences

•

Publications in high ranking peer reviewed medicine journals

3.8

PRODUCTION

3.8.1

Neptune Krill Extraction Process

Description

Neptune OceanExtractTM is a cold extraction process that enables the extraction of Omega-3 polyunsaturated oil, protein concentrates and amino acid concentrates from marine biomasses such as krill, and other constituents of marine biomass. NKO® is extracted from the raw material, i.e. the krill, by successive immersions in organic solutions and through filtrations in a cold temperature inert environment. All organic solutions are evaporated from the final products.

Advantages of the Extraction Process

To the Company’s knowledge, no other industrial krill oil extraction process can currently compete with Neptune OceanExtract™ performance. It is the only process known to produce a complete lipid extract of long-chain omega-3 fatty acids (EPA and DHA) functionalized by their phospholipid carriers maintaining the antioxidant esters responsible for its long-term stability and antioxidant potency. None of the stages in the transformation process involve heating the raw material. This aspect of the Neptune OceanExtract™ process has the effect of preserving the biological activity of the krill substances, the properties of which are widely sought after by the nutraceutical, cosmetics and pharmaceutical industries.

The heat treatment (e.g., pasteurization) used in the agrifood processing industry is often designed to destroy bacteria, thus preserving food safety and product shelf life, and protecting consumer safety. The Neptune OceanExtract™ process also destroys bacteria, resulting in products that are safe and healthy for human consumption and which also have an important shelf life for commercialization purposes.

Compared with the traditional animal or vegetable oil extraction processes generally used in the industry, the Neptune OceanExtract™ process used for krill is simpler and preserves and enhances the intrinsic food qualities of krill. The conditions governing storage, handling and the extraction process are such that lipidic alterations over long-term storage are minimal.

The advantages inherent to the Neptune OceanExtract™ process enable high extraction performance, recycling and salvage of extraction by-products. The process thus enables full use of the biomass and bacterial destruction of the extracts obtained. It is also characterized by the absence of preservative use and the stability of long-chain polyunsaturated fatty acids.

The Neptune OceanExtract™ process allows the extraction of high-end products currently sought after by the nutraceutical, cosmetics and pharmaceutical markets.

3.8.2

Plant

Neptune’s plant is located in Sherbrooke, Québec and received its GMP (Good Manufacturing Practices) certification in compliance with the Health Canada, Natural Health Product Directorate (NHPD) regulation. The Sherbrooke production plant has an annual production capacity of 60,000 kg of OPA3 TM family product, as NKO® and 240,000 kg of NKA™, which production capacity can be, over a short period, increased to respectively 90,000 kg and 360,000 kg with minor investment.

3.9

INTANGIBLE ASSETS

3.9.1

Exclusive License/Option

Before utilizing its own process technology, the company started by exploiting an exclusive, irrevocable worldwide license for the development, exploitation and marketing of the technologies and processes developed by and belonging to the University of Sherbrooke (the “University”). The License Agreement applies to oil extracted from krill and from other marine and/or aquatic biomasses through this extraction process. In consideration for the grant of such license, the University is entitled to receive from the Company, until the buyout by the Company, royalties of 4% of the net sales of Krill Oil extracted with the University’s process, by the Company, by any sublicensee or by any person associated with the Company or any sublicensee.

The License Agreement stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the University. Thus, the Company, for a period of 24 months following any such improvement and/or modification and/or enhancement, has the right to enter into an exclusive license agreement with the University with respect to any such improvements and/or modifications and/or enhancements. The License Agreement also stipulates that the Company shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the Company.

The License Agreement may be terminated (i) by way of agreement between the University and the Company; (ii) in the event of a default by the Company or the University; (iii) in the event of the insolvency or bankruptcy of the Company; or (iv) if the Company ceases to carry on its activities in the normal course of business.

Pursuant to the Research Partnership Memorandum of Understanding concluded in July 1998, the University granted Groupe Conseil Harland (GCH) a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses like krill among others. On February 23, 2001, GCH, with the consent of the University, assigned this right of first refusal to the Company. At the same time, GCH also assigned its option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, or other crustaceans, conducted by the University for the benefit of GCH. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Company, which price is being contested by the researcher (see 3.9.3 Economic Dependence/Litigation).

As consideration for the above assignments, the Company has undertaken to pay to GCH an annual commission, for an indeterminate period of time, of 1% on any sales and on other income of the Company. This commission shall be paid semi-annually and only each year up to an amount of such commission for that year which does not result in the Company having negative net earnings before interest, taxes, depreciation and amortization (EBITDA).

3.9.2

IP Protection

•

Brand names: Neptune’s trademarked brand name for OPA3 tm and NKO®

•

NKO® distributors apply private label with NKO® logo on it and with names pre-approved by Neptune

•

Licenses: Neptune has licensed the worldwide commercialization rights for NKO® in functional food for specific food categories and health indications to Nestle and Yoplait. The Company is in negotiations to further expand the functional food market with strategic alliances with other large well known food companies

•

Patents: Neptune has the following patent portfolio:

Category	Description	Status (number of countries)		Priority Date
		Patent	Pending
Extraction Process	Process	27	8	1998
Health Applications	Method of Use	–	33	2001
Novel Phospholipid/Flavonoid	Composition of Matter	25	7	2001

•

Trademarks: Neptune has the following principal trademarks:

Registered	Pending
30	32
NKO®	OPA[3] TM

Neptune Kril Oil®, Neptune OceanExtract TM and NKATM are other Neptune trademarks.

3.9.3

Economic Dependence/Litigation

On August 18, 2004, the Company notified the University of its intention to exercise its $275,000 purchase option relating to the intellectual property (see section 3.9.1. hereof “Exclusive License/Option”). As per the licensing agreement reached between the University and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary. On August 23, 2004, university researchers filed an injunction against the Company and the University demanding cancellation of the purchase option of the intellectual property granted to the Company by the University and claimed for the benefit of the researchers a prejudicial amount to be determined. In May 2007, the court released an unfavourable judgement against the University and the Company. However, the option to purchase the intellectual property was validated by the court judgement. The Company believes that the prejudice should not be attributable to Neptune and the Company will appeal any contrary decision. The Company has voluntarily deposited an amount into the trust account of the Company’s lawyer to exercise the option to acquire the intellectual property, as of May 31, 2007, the sum of $200,000 was held by the Company’s lawyer and the sum subsequently was raised to $275,000.

3.10

EMPLOYEES

3.10.1

Number

As at May 31st, 2007, Neptune has a total 51 employees, working at its business office and plant.

3.10.2

Skill Knowledge

Overtime Neptune employees have developed specialized skills and knowledge in the following fields:

•

Intellectual property protection

•

Marine biomasses

•

Oil extraction processes

•

Quality assurance/quality control

•

Clinical validation of biological therapeutic properties

•

Regulatory compliance related to the Company’s operations

•

Commercialisation/Business development

which are valuable assets to the Company.

3.11

SALES/DISTRIBUTION

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors who commercialize under their private label in multiple market segments including health food stores, mass (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in both Canada and USA. 100% of Neptune NKO® sales revenues in fiscal years ended May 31st, 2006 and 2007 are all made to independent companies.

3.12

COMPETITION

The nutraceutical and pharmaceutical industries are known for their extreme competitiveness. Several companies carry out activities similar to those of the Company, including the research and development of applications intended for human health. More specifically, competitors developing new nutraceutical products are focusing on pharmaceutical applications based on the specific properties of their products. A good number of these companies have greater financial resources, research and development capabilities as well as manufacturing and marketing facilities than the Company. Moreover, teaching institutions, government agencies and other research bodies are conducting research in the same sectors as the Company. They are also capable of marketing products, either by their own means or by cooperation agreements.

The Company is aware of rising competition in both the nutraceutical and the pharmaceutical markets. Biomedical and biotechnology companies, including large pharmaceutical companies, have announced that they are working in the field of nutraceutical-based (or molecular) therapeutics that are directly targeting the applications for which the Company is developing its own line of products. To date, the Company maintains certain definitive advantages:

According to the Company’s review of the industry, it remains the only manufacturer of a unanimous complete lipid extract of marine phospholipids rich in long-chain polyunsaturated fatty acids and antioxidants (astaxanthin and flavonoid). Neptune’s marine phospholipids continue to remain the most stable and viable through further processing techniques required for their implementation in a pharmaceutical and/or nutraceutical (food) matrix for human consumption.

3.12.1

Competitors

The Company is aware that other companies are developing and have either commercialized or are preparing to commercialize potentially competitive products.

Aker BioMarine, a Norway-based company, is in the business of harvesting and commercializing biomarine ingredients. Aker is serving the aquaculture and animal feed markets with krill derived products, such as oil and meal registered as Qrill™. Aker BioMarine recently merged with Natural to enter the dietary supplement and functional food markets. Aker plan to launch a krill oil product under the SuperbaTM Krill Oil name in March 2008.

Enzymotek is an Israel-based biotechnology company that is developing biofunctional ingredients for human health applications. They claim to have a proprietary complex of marine-derived DHA and EPA -delivered as triglycerides or attached to phospholipids- and astaxanthin.

Poissons Tropicaux Gryd Inc., a Canadian company, is commercializing Krilex which contains a powder preparation composed of the entire krill itself.

3.13

COMPETITIVE ADVANTAGES

•

Intellectual property protection (trade marks, patent, patent pending) on process, applications, molecules

·

Proprietary technology and products

·

Patented process : Neptune OceanExtract™

•

Neptune OceanExtract™ provides the most cost effective and highest extraction and production yield to date

•

Pharmaceutical and nutraceutical product pipeline extension in development

•

Longest history of consumption further demonstrate the safety of NKO® for chronic human consumption and its commercial viability

•

Neptune Krill Oil® has a unique biomolecular profile of phospholipids, omega-3 fatty acids, and diverse antioxidants that surpasses the usual profile of fish oils. The association between phospholipids and long-chain omega-3 fatty acids highly facilitates the passage of fatty acid molecules through the intestinal wall, increasing their bioavailability and ultimately improving the omega-3: omega-6 ratio

•

NKO® is a rich source of omega-3 and omega-9 fatty acids and phospholipids, which carry and thus functionalize the omega-3 fatty acids (EPA/DHA) attached

•

Highest stability and antioxidant potency as compared to competitive marine extracts

·

Phospholipids are important in protecting membranes from toxic injury and free radical adverse affect. NKO® contains two main potent antioxidants; a carotenoid (astaxanthin) and a flavonoid (novel due to its animal source)

·

Astaxanthin has been shown to have a stronger antioxidant activity than alpha-tocopherol, beta-carotene, lycopene and lutein

·

Flavonoids, traditionally extracted from fruits, plants, vegetables or algae have been studied for more than 60 years and their antioxidant activity is undoubted

•

First and only krill oil product with clinically proven human health benefits in the market

•

The only marine phospholipids validated through pre-clinical and clinical research for their safety and health benefits

•

Positive results of clinical research with NKO® demonstrating health benefits for cardiovascular, PMS, chronic inflammation and ADHD related conditions:

·

Compositional analysis, animal and human studies and years of intake have demonstrated the safety of NKO® for chronic human consumption

·

Scientifically validated clinically and statistically significant increase of HDL and decrease of LDL of patients diagnosed with hyperlipidemia

·

Framingham Risk Score data analysis showing that patients treated with NKO® can significantly reduce RCVD with an attributable-risk-reduction between 52% and 53%

·

Cost minimization analysis shows that NKO® is the least expensive intervention for prevention of cardiovascular disease

·

Cost effectiveness analysis showed that NKO® prevents more disease for each dollar spent as compared to omega-3

·

Low daily dose well tolerated for chronic intake

•

Regulatory approvals

•

Market recognition of NKO® in North America, Europe, Asia and Australia

•

Strategic partnerships

3.14

MARKETS

Neptune has two principal markets for NKO®, being the nutraceutical market and the pharmaceutical market.

3.14.1

Nutraceutical

Overview

The nutraceutical market is generally defined as encompassing functional foods and dietary supplements. Dietary supplements include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Functional food is a growing field in food science and includes foods claiming health benefits beyond their usual nutritional value and which may be enriched with health promoting additives such as vitamins, probiotics or the increasingly popular omega-3.

The nutraceutical market is growing double digit driven by the health demands of an aging population. Within the next twenty years, the number of Americans 65 and older will double from 35 million to 70 million then representing 20% of the population. Similar demographical changes can be observed in other countries resulting in a global trend. Beyond weight management, health issues such as cholesterol, heart health, cognitive function, brain performance and joint health are driving the market expansion. Functional foods such as probiotic yogurt and yogurt drinks, cereals bars and soya milk are experiencing explosive growth.

Other additional factors have been identified as growth drivers in the nutraceutical markets including:

•

Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention

•

Increased consumer demand for products that maintain vitality and prevent disease and its desire for premium products

•

Increased health care costs and the trend towards self treatment with a focus on natural products in contrast to pharmaceuticals

•

Technical advances and innovation in the food industry

•

And the changing regulatory environment, in part driven by skyrocketing healthcare costs

Dietary Supplements

The market for dietary supplement is highly fragmented and composed of a large numbers of products and many small manufacturers. The world retail dietary supplement market is a growing market estimated at more than $50 billion. The United States dietary supplement sales amount to approximately $23 billion.12 Europe is capturing approximately one third of this market with sales beyond $15 billion. In Japan, dietary supplement sales of $6 billion have been reported.13 Specialty supplements such as probiotics and omega-3 will be experiencing the most sales growth over the next five years and health issues such as cholesterol, heart health and mental health engender a major impact.

Functional Food

The main functional food categories include dairy products (such as milk, yogurt and cheese), confectionary products (i.e. bars, chocolate, snacks), various cereal products and functional beverages. It is difficult to estimate the potential market size of the functional food market and it is probably safe to assume that the market size is underestimated. The total U.S. retail food market amounted to $457 billion in 2004.14 Assuming that 25% of this food market may be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential reaches $200 billion, an enormous foundation for the functional food market.

Calcium, probiotics and omega-3 products are getting the most attention and will be playing a major role in the expanding dairy product category projected to reach $15 billion by 2010 in the US.15  Omega-3 is also playing a major role in the $23-billion breakfast cereal segment16 and heart-healthy products command about $19 billion in sales today.17

Fatty Acids

The fatty acid market which includes predominantly omega-3 and 6 fatty acids is growing at a very fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (DHA) and eicosapentaenoic acid (EPA) mostly derived from plant and marine sources. Neptune is using krill, a zooplankton, as its primary source with the advantage that the omega-3 fatty acids are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily digested resulting in a higher bioavailability of Neptune’s products.

Extensive research including Neptune’s clinical trial work has demonstrated the clinical benefits of fatty acids. They reduce inflammation and prevent risk factors associated with chronic diseases such as heart disease and arthritis and appear to be particularly important for cognitive (memory and concentration) and behavioral function.

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure. The worldwide retail market for supplements containing omega-3 is worth around $300 million.18 The European supplements market is the most developed valued at $195 million in 2004.19 The growing markets with omega-3 enriched functional foods such as yogurt, bread, past, milk, eggs, fruit juice, meat and fish products and chocolate offer significant opportunities for food companies. It is estimated that omega-3 enriched foods are experiencing sales of $2 billion and may reach $7 billion in 2011.20

Nutricosmeceutical and ‘beauty from within’ Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This ‘beauty from within’ trend is spreading into the American and European markets. For example, Nestlé and L'Oréal, the world's largest companies in food and cosmetics, respectively, created Innéov, a developer of nutritional supplements with cosmetic applications. Coca Cola commercializes a milk-based beverage to be drunk at night to promote beauty during sleep. New and scientifically validated ingredients are entering the market and consumer uptake is driven by the demand to turn back the negative physiological processes associated with aging.

3.14.2

Pharmaceutical

Cardiovascular Disease

Cardiovascular disease includes a wide range of conditions and treatment is focused on reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol, one of the most clinically relevant lipid substances increased serum levels of low density lipoprotein (LDL - "bad cholesterol") and low high density lipoprotein (HDL - "good cholesterol"); the latter being recognized as the most important risk determinant. Abnormal proportions of low-density lipoprotein (LDL - "bad cholesterol") and high-density lipoprotein (HDL - "good cholesterol"). These abnormal lipid levels (known as dyslipidemia) are considered to promote, are promoting plaque formation and narrowing of the arteries atherosclerosis leading to myocardial infarction (heart attack), stroke and peripheral vascular disease and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.21 Statins, which are the most widely prescribed class of medications, are used to decrease LDL. The 30-billion dollar statin market includes medications such as Lipitor®, Zocor® and Crestor®.22 It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) potentially eligible for a cholesterol lowering agent.23 Statins have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol ("good cholesterol"). This creates a growing billion dollar market space for safe monotherapies as well as combination products therapeutics containing a statin and an HDL raising product agent such as the Neptune products.

Cognitive Dysfunction and Neurodegenerative Disease

Neurodegenerative disease includes a large number of disorders such as Alzheimer’s disease, Parkinson disease and Multiple Sclerosis. Deteriorating nerve cells are responsible for the loss of brain fucntion and today only few therapies are available for the wide range of neurodegenerative diseases creating an immense unmet medical need. In the United States, million patients are suffering from Alheimer’s disease and 1,5 million patients from Parkinson disease.24 Worldwide, it is estimated that over 24 million people have dementia due to Alzheimer’s disease.25 The neurodegenerative market is estimated at 15 billion dollars and growing at a double digit rate.26

Attention-deficit hyperactivity disorder is cognitive dysfunction caused mainly by the malfunction of the dopamine transporter system. The most commonly used medication is methylphenidate such as Ritalin, Ritalin-SR, Ritalin LA or Concerta and Metadate. Annual sales of Novartis’ Ritalin product family amounted to $US 330 billion in 2006 and are growing at a rate of 37%.27

Chronic Inflammation and Arthritis

Many forms of arthritis are inflammatory disorders; and patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States. It and it is caused by the breakdown and eventual loss of the cartilage between the bones of the joints.28  Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. The most common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®), Non-steroidal anti-inflammatory drugs NSAIDS (e.g. Motrin®, Advil®, Aleve®), and painkillers. It is estimated that medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars, up from 51.1 billion in 1997.29

4.

RISK FACTORS

Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents which does not consist of an exhaustive list of risk factors an investor should consider, before making an investment decision. In any of the following risks actually occurs, our business, financial conditions or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” includes a reference to our products and future products we may develop.

4.1

RISKS RELATED TO NEPTUNE’S BUSINESS

Prior Losses

Since commencement of its activities, the Company has recorded losses each year. It is expected that the Company will continue to experience operating losses until product sales and licensing rights income generate sufficient revenues to fund its continuing operations, including research and product development. Quarterly fluctuations are also anticipated in respect of earnings, expenses and losses.

Reliance on Key Personnel

The Company is reliant on certain members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect the Company. The Company will be required to continue to implement and improve its management systems and to recruit and train qualified employees. Although the Company has in the past been successful in attracting and retaining skilled and experienced personnel, there can be no assurance that the Company will continue to do so in the future.

Patents and Proprietary Technology

The Company's success depends in part on its ability to obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Company's exclusive rights or those granted to it under license. The Company has filed patent applications in Canada, the United States, Europe and elsewhere in the world and is actively pursuing these matters. The patent position of pharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. The Company does not know whether all of its pending patent applications will be granted and whether the Company will be able to develop other patentable proprietary technology and/or products. Furthermore, the Company does not have the certainty whether its existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, the Company cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Company from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Company or invent or have invented other products based on the Company's patented products.

If third-party licenses are required, there can be no formal assurance that the Company will be able to obtain such licenses, or if obtainable, that it would be available on reasonable terms. Furthermore, there can be no assurance that the Company could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Company from developing, manufacturing or selling certain products. In addition, the Company could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

The Company cannot determine with any certainty if it has priority of invention in relation to any new product or new process covered by a patent application or if it was the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that the Company's patents, if issued, would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor's products or technologies constitute patent infringement.

Moreover, a significant part of the Company's technological know-how constitutes trade secrets. The Company, therefore, requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, there can be no assurance that such agreements provide adequate protection in the event of unauthorized use or disclosure of the Company's trade secrets, know-how or other proprietary information.

Additional Funding Requirements and Access to Capital

The Company may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other pharmaceutical companies and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Company’s products. Should the Company fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the company waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Company.

Hazardous Materials and Environmental Matters

The Company’s research and development processes involve the use of certain hazardous and radioactive materials. The Company is subject to federal, provincial, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The Company believes that its safety procedures comply with such regulatory requirements, and that it has sufficient insurance coverage in place against this risk; however, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, the Company could be held liable for damages, which could exceed the resources of the Company. Although the Company believes that it complies in all material respects with the applicable environmental legislation and regulations, and currently has no immediate plans for major capital expenditures in respect of environmental protection installations, there can be no assurance that the Company will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future legislative or regulatory requirements.

Availability and Sources of Raw Materials

The Company depends on third parties for the sourcing of components for its various products. The Company believes that alternative sources of supply for its various raw materials exist. However, any change in the Company in its suppliers of components for its technology could have a significant impact on the Company 's capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw material have been identified and are in the process of being approached, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Neptune to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

Foreign Currency Fluctuations

The Company expects that most of its revenues will be in United States dollars and Canadian dollars. The Company does not currently have any hedging arrangements in place to mitigate against currency-related risks. Significant fluctuations in the rate of exchange could adversely affect the Company's financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar or Canadian dollar.

Value of Intangible Assets

The Company is required to review the carrying value of its intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, the Company adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. The write-down of intangible assets may have a material adverse effect on the results of operations in the period in which the write-down occurs.

Litigation

Any unfavourable court judgment following the injunction against the Company and the University filed by the researchers can affect the Company’s cash flow.

4.2

RISKS RELATED TO NEPTUNE’S INDUSTRY

Pharmaceutical Sector

The pharmaceutical sector must contend with dramatic scientific and technological developments and regulatory requirements that may, within a relatively short timeframe, render the products and processes developed or planned by the Company obsolete.

Government Regulations

The development, production and commercialization of pharmaceutical products is generally subject to comprehensive regulations under Health Canada's Therapeutic Products Program and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the Food and Drug Administration in the United States. No assurance can be given that the Company or its clients and partners will not encounter difficulties or will not incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its new products.

Distribution of the Company's products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Companywill obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Company's operations, its financial situation and its operating results.

Rapid Technological Change

The Company operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Company’s products or technologies non-competitive or that the Company will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Company.

Competition

Competition in the pharmaceutical sector is extremely intense. The Company competes with companies that produce similar or identical pharmaceutical products or that propose different approaches to the separation or purification of components of Krill. Certain of those companies have greater resources than the Company. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technology in the area of separation or purification of components of krill will not affect the Company's competitiveness.

Uncertainty Regarding the Outcome of Clinical Studies

In most countries, the use and sale of therapeutic products is regulated by governmental or regulatory agencies to ensure their safety and efficacy. To obtain approval of such agencies for the use, distribution, marketing and sale of such products and to demonstrate their safety and efficacy, pre-clinical and clinical tests must be carried out. There is no assurance that any such study relating to any product will provide satisfactory results. If results are not satisfactory, the Company could abandon its commitment to the relevant product or research program.

Potential Product Liability

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unacceptable to the Company. There can be no assurance that the Company will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Company's future products. A product liability claim against the Company or the withdrawal of a product from the market could have a materially adverse effect on the Company’s business or its financial condition.

Uncertain Market

The Company believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of the Company's products.

Volatility of Share Price

Market prices for securities in general, and that of pharmaceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, exclusive rights obtained by the Company or others, results of pre-clinical and clinical studies by the Company or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products such as blood and plasma filtration products for the removal of pathogens or over the safety of blood collection systems, future sales of securities by the Company or its shareholders and many other factors could have considerable effects on the price of the Company’s securities.

5.

DIVIDENDS

Neptune has never declared or paid cash dividends on its common shares and does not anticipate paying any cash dividends on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. Moreover, the Company’s line of credit Agreement with Desjardins imposes restrictions on its ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude the Company from paying dividends.

6.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value preferred shares (the “Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the Series A Preferred Shares. Currently, only 36,729,547 common shares have been issued and our outstanding as of May 31, 2007. No Preferred Shares have been issued.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the common Shares and preferred shares of the Company:

6.1

COMMON SHARES

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

6.2

PREFERRED SHARES

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Company’s Board of Directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Company’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The Board of Directors of the Company has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Company of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

7.

MARKET FOR SECURITIES

Neptune’s common shares are currently listed and posted for trading on the TSX Venture under symbol “NTB” and have been listed and posted on the NASDAQ under the symbol “NEPT” since August 13, 2007.

Trading Prices and Volumes

MONTH 2007	Canadian Dollars TSX		Trading Volume TSX
	HIGH	LOW

May 2007	8.290	5.450	5,596,632
April 2007	8.480	5.850	5,526,436
March 2007	6.800	5.000	3,584,668
February 2007	6.790	5.100	2,521,474
January 2007	6.000	3.700	3,522,429
December 2006	5.480	3.450	3,159,403
November 2006	3.560	2.900	2,289,816
October 2006	3.700	2.710	2,863,083
September 2006	3.100	2.610	1,052,169
August 2006	3.200	2.600	1,162,908
July 2006	3.100	2.300	1,003,796
June 2006	2.990	2.500	1,067,444

8.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table lists the Company’s directors and executive officers. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Company.

Name and Municipality and Country of Residence	Principal Occupation	Office	Period during which served as a Director
Henri Harland Rosemère, Québec, Canada	President and Chief Executive Officer of the Company	Director and President and Chief Executive Officer of the Company	1998
Ronald Denis (1)(2)(3) Mount Royal, Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000
Michel Timperio(1)(2)(3) Longueuil, Québec, Canada	President and Chief Executive Officer of Technological Building Structures TBS Ltd	Director and Chairman of the Board	2000
Daniel Perry(1)(2)(3) Tours, France	General Manager of Société du Vivier des Landes	Director	2000
Michel Chartrand(1)(2)(3) Le Gardeur, Québec, Canada	President of Groupe PharmaEssor Inc.(4)	Director	2006
Thierry Houillon(1)(2)(3) Montreal, Québec, Canada	Vice-President, Nutraceutical (5)	Director and Vice-President, Nutraceutical	2006
Tina Sampalis, M.D., Ph.D. Laval, Québec, Canada	Chief Scientific Officer	Chief Scientific Officer of the Company	-
André Godin Rosemère, Québec, Canada	Vice-President Administration & Finance of the Company (6)	Vice-President Administration & Finance of the Company	-

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Controls Committee

(4)

Mr. Chartrand was Executive Vice-President of Gestion Santé Services Obonsoins Inc. from 1998 to 2004

(5)

Mr. Houillon was Chief Executive Officer of Danone Yogourt Tunisie from 2001 to 2003 and Chief Executive Officer of Danone Yogourt Canada from 1994 to 2001

(6)

Mr. André Godin was, prior to 2003, President of a Dietary Supplement Company and a Corporate Controller for a pharmaceutical company in OTC products

As of November 15, 2007, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,226,777 (8.65%) of the Common Shares outstanding.

9.

PROMOTER/FOUNDERS

Mr. Henri Harland, president and chief executive officer is the promoter/founder of Neptune since he initially founded the Company in 1998. The president and chief executive officer of the Company receives in fiscal 2008 an annual salary of $315,000 and owns directly/or indirectly 2,162,111 common shares and 1,009,500 incentive stock options. The president and chief executive officer of the Company is the sole director and shareholder of GCH receiving a royalty of 1% (as described in section 3.9.1. hereof “Exclusive License/Option” and section 11 hereof “Interest of Management and Other Material Transactions”) for having transferred to the Company its first right of refusal and the license on the extraction process and the option on it.

10.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Company to be contemplated, except in regards of what is mentioned in section 3.9.3 “Economic Dependence/Litigation”.

11.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for what is stated below, none of the insiders of the Company, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Company’s most recently completed financial year and for the three (3) last completed financial year ends.

The Company entered into an agreement with GCH, a company controlled by Mr. Henri Harland, as of June 1st, 2002, calling for royalties to be paid in semi-annual installments equal to 1% of the Company’s net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. (See section 3.9.1. hereof “Exclusive License/Option”)

12.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montréal, is the transfer agent and registrar for our Common Shares.

13.

MATERIAL CONTRACTS

The Company has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect.

14.

INTEREST OF EXPERTS

KPMG s.c.l./s.e.n.c.r.l., Chartered Accountants (“KPMG”), have audited our consolidated financial statements as at May 31, 2007. KPMG are independent with respect to Neptune Technologies & Bioressources Inc. within the meaning of the Rules of Professional Conduct/Code of Ethics of the Quebec Order of Chartered Accountants.

15.

ADDITIONAL INFORMATION

Additional information relating to the Company may also be found on the SEDAR website at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s Management Proxy Circular dated October 29, 2007 and available on SEDAR. Additional financial information is also provided in our financial statements and MD&A for the most recently completed financial year.

Footnotes

1 Tony J. Pitcher, Series Foreword, page vi in Inigo Everson editor, “Krill: biology, ecology, and fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000.

2 R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.

3 Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3.

4 Stephen Nicol, Ian Forster & John Spence, Chapter 10. Products Derived from Krill in Inigo Everson editor, “Krill: biology, ecology, fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000, pp. 262-283.

5 Specialty Marine Products Ltd., “Hatchery feed”, page 1; Stephen Nicol, Ian Forster & Jonh Spence, 2000, op. cit.

6 Molyneaux, M. & C.M. Lee, “Food Technology”, The U.S. Market for Marine Nutraceutical Products, June 1998, 52:6, pages 56-57; Stephen Nicol, Ian Forster & John Spence, 2000, op. cit.

7 World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005.

8 Commission for the Conservation of Antarctic Marine Living Resources / CCAMLR, “Understanding CCAMLR’s Approach to Management”, May 15, 2000; SC-CCAMLR-XXV Report of the twenty-fifth meeting of the Scientific Committee, October 2006; T. Ichii, Krill Arvesting, 9.3 Japanese northeastern coastal waters Euphausia pacifica Chapter 9, in Krill: Biology, Ecology and Fisheries, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000

9 CCAMLR op. cit.

10 T. Ichii, op. cit.

11 WHO, “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73, page 551.

12 Industry Canada. International Market Research: Dietary Supplements.

13 Idem 2.

14 Progressive Grocers 72nd Annual Report of the Grocery Industry.

15 Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.

16 Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets

17 http://www.marketresearch.com/map/prod/1164892.html

18 Ocean Nutrition Canada.

19 Frost & Sullivan

20 Nutra Ingredients USA. http://www.nutraingredients-usa.com/news/ng.asp?n=74493-packaged-facts-omega-market

21Atherosclerosis Research Unit. University of Southern California. http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html

22CNN Money. http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm

23 Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm

24Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/

25 Alzheimer’s Disease International. http://www.alz.co.uk/media/dementia.html

26 Arrowhead Publishers. Leaders in Business Intelligence and Market Research. http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php

27 Novartis Annual Report 2006.

28 National Center for Chronic Disease Prevention and Health Promotion. USA.

29 Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007;56(01):4-7.